Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
CONSOLIDATED ENERGY XXI GULF COAST, INC.

For purposes of computing the ratio of earnings to fixed charges, earnings is defined as pre-tax income plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees.

	Year Ended June 30,
	2014	2013	2012	2011	2010
	(Dollars in Thousands) (Unaudited)
Earnings:
Pre-Tax Income	$149,096	$266,807	$386,156	$85,020	$42,449
Fixed Charges	151,952	108,360	108,731	105,673	92,838
Total Earnings	$301,048	$375,167	$494,887	$190,693	$135,287
Fixed Charges:
Interest expense	$145,439	$101,462	$101,256	$95,602	$85,032
Deferred financing fees	6,513	6,898	7,475	10,071	7,806
Total Fixed Charges	$151,952	$108,360	$108,731	$105,673	$92,838
Ratio of Earnings to Fixed Charges	1.98	3.46	4.55	1.80	1.46